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JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

August 6, 2014

VIA EDGAR

James O’Connor, Esquire

Senior Counsel

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund–A (File Nos. 333-186414 and 811-22798)
FS Global Credit Opportunities Fund–D (File Nos. 333-186413 and 811-22797)
FS Global Credit Opportunities Fund (File No. 811-22802)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of FS Global Credit Opportunities Fund–A, FS Global Credit Opportunities Fund–D (with FS Global Credit Opportunities Fund–A, each a “Company” and collectively, the “Companies”) and FS Global Credit Opportunities Fund (the “Fund”), set forth below are the Companies’ and the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Companies and the Fund in a telephone conversation on August 4, 2014 regarding various filings by the Companies and the Fund, including those on Form N-CSR, Form N-SAR and Form N-Q, as well as regarding Post-Effective Amendment No. 2 to FS Global Credit Opportunities Fund–A’s Registration Statement on Form N-2 (File Nos. 333-186414 and 811-22798) and Post-Effective Amendment No. 2 to FS Global Credit Opportunities Fund–D’s Registration Statement on Form N-2 (File Nos. 333-186413 and 811-22797) (each a “Registration Statement” and collectively, the “Registration Statements”) and the prospectuses (together, the “Prospectuses”) and statements of additional information included therein and related matters. For your convenience, a summary of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ and/or the Fund’s response, as applicable.

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 2

General Comments

1. In the Companies’ and the Fund’s annual reports on Form N-SAR for the annual period ended December 31, 2013, the reports on internal control from the Companies’ and the Fund’s independent registered public accounting firm filed as exhibits thereto include the incorrect date. Please refile these exhibits to include the correct date.

In response to the Staff’s comment, the Companies and the Fund will file amendments to their annual reports on Form N-SAR for the annual period ended December 31, 2013 to include the correct date in the reports on internal control from the Companies’ and the Fund’s independent registered public accounting firm.

2. Item 4(e)(2) of the Companies’ and the Fund’s certified shareholder reports on Form N-CSR for the fiscal period ended December 31, 2013 state that all of the services described in Items 4(b) through (d) of Form N-CSR were approved by the Companies’ and the Fund’s audit committees pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. In future filings, please provide the percentage of such services that were approved by the audit committees in this fashion or confirm that no such services were approved by the audit committees in this fashion.

In response to the Staff’s comment, the Companies and the Fund will in future filings provide a percentage of the services described in Items 4(b) through (d) of Form N-CSR that were approved by the audit committees pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X or disclose that no such services were approved by the audit committees in this fashion.

3. The Staff believes that the Fund should have filed a Form N-PX for the period ended June 30, 2013.

In response to the Staff’s comment, the Fund will file a Form N-PX for the period ended June 30, 2013 noting that the Fund did not vote any proxies during such period because the Fund had not yet commenced investment operations.

4. Please include the Fund’s schedule of investments in the Companies’ future filings on Form N-Q.

In response to the Staff’s comment, the Companies will include in future Form N-Q filings the Fund’s schedule of investments for the applicable quarterly period.

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 3

Financial Statements for the Fiscal Period Ended December 31, 2013 and Quarterly Holdings Report for the Quarterly Period Ended March 31, 2014

5. The Staff notes that the Fund’s quarterly schedule of portfolio holdings on Form N-Q for the quarterly period ended March 31, 2014 discloses that the Fund sold credit protection under certain credit default swap agreements. Please provide the Fund’s policy with respect to asset segregation for credit default swaps when selling credit protection.

The Fund segregates cash, cash equivalents or highly-liquid securities with a value equal to the notional amount of protection sold under credit default swap agreements. Such segregation is monitored daily by both the Fund’s accounting and administrative service provider, State Street Bank and Trust Company (“State Street”), and personnel of the Fund’s investment adviser, FS Global Advisor, LLC (“FS Global Advisor”).

6. The shareholder letters in the Companies’ annual reports filed as part of their certified shareholder reports on Form N-CSR for the fiscal period ended December 31, 2013 include substantially identical language and portfolio composition information as the shareholder letter in the Fund’s annual report. In future filings, please consider noting in the Companies’ shareholder letters that the Companies invest substantially all of their assets in the Fund and that the portfolio composition information is specific to the Fund.

In response to the Staff’s comment, each Company will in future filings include clarifying language in its shareholder letter noting that the Company invests substantially all of its assets in the Fund and that the portfolio composition information is specific to the Fund.

7. With respect to the Companies’ and the Fund’s statements of operations for the period from January 28, 2013 (Inception) to December 31, 2013, please confirm supplementally whether any individual expenses included in “other general and administrative expenses” represented five percent or more of gross expenses.

The Companies and the Fund hereby confirm that there were no individual expenses included in “other general and administrative expenses” that represented five percent or more of gross expenses. The Companies and the Fund also confirm that that they will in future filings include any individual expenses representing five percent or more of gross expenses as a separate line item in their respective statements of operations.

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 4

8. Please confirm supplementally why the Fund’s financial statements include additional support payment disclosure separate from the expense reimbursement agreement disclosure. Please also confirm supplementally whether these additional support payments are subject to recoupment by Franklin Square Holdings, L.P. (“Franklin Square Holdings”).

The Fund respectfully submits that this disclosure was intended to clarify the fact that, due to the limited operations and revenue of the Fund as of December 31, 2013, Franklin Square Holdings was required to provide additional support payments beyond expense reimbursements necessary to ensure that no portion of any ordinary cash distributions made by the Fund was paid from offering proceeds or borrowings. The Fund also confirms that these additional support payments are subject to recoupment by Franklin Square Holdings pursuant to the terms of the expense support and conditional reimbursement agreement, dated as of August 20, 2013, by and between the Fund and Franklin Square Holdings, as the intention of the agreement is to ensure that no portion of the Fund’s distributions are paid from offering proceeds or borrowings.

9. With respect to footnote 5 to the Companies’ financial highlights for the period from January 28, 2013 (Inception) to December 31, 2013, the Staff notes that certain other registrants include footnote disclosure regarding how the ratio of net investment income (loss) to average net assets would be impacted if the Companies’ proportionate share of the Fund’s income and expenses were reflected. Please consider including similar disclosure in future filings.

In response to the Staff’s comment, the Companies will consider including similar disclosure in future filings.

10. Section 30(e)(6) of the Investment Company Act of 1940, as amended, requires that each annual and semi-annual report to shareholders include a statement of the aggregate dollar amounts of purchases and sales of investment securities, other than government securities, made during the period covered by the report. Please consider including such a statement in the notes to the Fund’s financial statements in future filings.

The Fund respectfully submits that this information is included in the Fund’s statement of cash flows; however, the Fund will in future filings include additional language in the notes to its financial statements providing this information.

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 5

11. Please clarify in future filings that the references to “commencement of operations” in the notes to the Companies’ and the Fund’s financial statements refer to the Companies’ and the Fund’s commencement of investment operations.

In response to the Staff’s comment, the Companies and the Fund will clarify in future filings, including Post-Effective Amendment No. 3 to each Company’s Registration Statement, that commencement of operations refers to commencement of the Companies’ and the Fund’s investment operations.

12. Note 4 to the Companies’ and the Fund’s financial statements for the period from January 28, 2013 (Inception) to December 31, 2013 discloses that FS Global Advisor agreed to waive reimbursement of 1.5% of the net offering proceeds raised through December 31, 2013. Please confirm supplementally whether FS Global Advisor intends to seek to recoup all offering expenses paid by FS Global Advisor or its affiliates (including those paid as of December 31, 2013 ) and, if so, consider including in future filings an aging schedule of reimbursements subject to recoupment.

In response to the Staff’s comment, the Companies and the Fund confirm that FS Global Advisor will seek to recoup all offering expenses paid by FS Global Advisor or its affiliates since the inception of the Companies and the Fund. However, FS Global Advisor will not seek such recoupment from any net offering proceeds raised prior to December 31, 2013 and will only be entitled to recoup 1.5% of net offering proceeds received after the initial waiver period. Although FS Global Advisor intends to seek recoupment from net offering proceeds received after the initial waiver period, by waiving the recoupment of offering costs from net offering proceeds received during the initial waiver period, FS Global Advisor and its affiliates are potentially foregoing the ability to recoup all of the offering costs they have incurred, as they will only be entitled to recoup a percentage of the marginal offering proceeds received after the initial waiver period. Because the reimbursement of offering costs is based on a percentage of net offering proceeds and the Companies cannot at this time determine when their public offerings will close, the Companies and the Fund respectfully submit that an aging schedule would not be feasible.

In future filings the Companies and the Fund will include on their balance sheets a line item for commitments and contingencies and will parenthetically disclose the amount of offering costs subject to reimbursement.

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 6

13. To the extent that the Companies or the Fund have any known purchase commitments, please disclose such commitments and book an accrual of the related costs.

In response to the Staff’s comment, the Companies and the Fund confirm that they will disclose any known purchase commitments and book an accrual of the related costs in future filings. As of December 31, 2013, neither the Companies nor the Fund had any known purchase commitments.

14. As the Fund is now operational, please include more detailed disclosure in future filings regarding the factors considered by the Board of Trustees of the Fund in approving the Fund’s investment advisory agreement and investment sub-advisory agreement.

In response to the Staff’s comment, the Companies and the Fund confirm that they will in future filings include more detailed disclosure regarding the factors considered by the Board of Trustees of the Fund in approving the Fund’s investment advisory agreement and investment sub-advisory agreement.

Prospectus Cover Pages

15. In the eighth bulleted risk factor on the cover page to each Company’s prospectus, please include language stating that future distributions to the Companies’ and the Fund’s shareholders may be funded from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees.

In response to the Staff’s comment, the Companies will revise the relevant disclosure as follows:

The Company’s and the Fund’s previous distributions to shareholders were funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to the Company’s and the Fund’s affiliate, Franklin Square Holdings, L.P. (“Franklin Square Holdings”), and the Company’s and the Fund’s future distributions may be funded from such waivers or reimbursements. Significant portions of these distributions were not based on the Fund’s investment performance and such waivers and reimbursements by Franklin Square Holdings may not continue in the future. If Franklin Square Holdings had not agreed to reimburse certain of the Company’s or the Fund’s expenses, including through the waiver of certain advisory fees payable by the Fund, significant portions of the Company’s and the Fund’s distributions would have come from offering proceeds or borrowings. The repayment of any amounts owed to Franklin Square Holdings will reduce the future distributions to which Shareholders would otherwise be entitled.

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 7

Registration Statements

16. Please include in each Prospectus tables reflecting the expense support payments and additional support payments due from Franklin Square Holdings to the Company and the Fund as of December 31, 2013 that may become subject to reimbursement by the Company or the Fund to Franklin Square Holdings, as are found in Note 4 to the Companies’ and the Fund’s financial statements for the period from January 28, 2013 (Inception) to December 31, 2013.

In response to the Staff’s comment, each Company will include the relevant tables in its Prospectus.

17. Please include in the “Distributions” section of each Prospectus a table reflecting the sources of the cash distributions on a tax basis that the Company paid on its common shares during the period from January 28, 2013 (Inception) to December 31, 2013, as is found in Note 5 to the Companies’ financial statements for the period from January 28, 2013 (Inception) to December 31, 2013.

In response to the Staff’s comment, each Company will include the relevant table in the “Distributions” section of its Prospectus.

18. The Staff notes that as of December 31, 2013, 28% of the Fund’s total assets were invested in the energy industry. Please confirm supplementally whether the current disclosure for each Company is appropriate given these investments.

In response to the Staff’s comment, the Companies and the Fund respectfully note that as of December 31, 2013, the Fund had been in operation for a limited period of time and had a limited amount of assets. As of March 31, 2014, investments in the energy industry represented only 10% of the Fund’s total assets. While this percentage may decrease as the size of the Fund’s portfolio grows, the Companies and the Fund respectfully submit that each Prospectus discloses the fact that “the Fund’s portfolio may be concentrated in a limited number of portfolio companies and industries.” Therefore, the Companies and the Fund respectfully submit that the current disclosure for each Company is appropriate under the circumstances.

* * * * * * *

James O’Connor, Esq.
Christina DiAngelo Fettig
August 6, 2014
Page 8

The Companies and the Fund hereby acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Companies and the Fund from their full responsibility for the adequacy and accuracy of the disclosure in the respective filing; and (iii) the Companies and the Fund may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Gerald F. Stahlecker
Stephen S. Sypherd
FS Global Credit Opportunities Fund–A
FS Global Credit Opportunities Fund–D
FS Global Credit Opportunities Fund
David J. Harris
Dechert LLP

19765281.1.BUSINESS